

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 17, 2017

Via E-mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re: Biotricity Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 5, 2017**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 30, 2017 letter.

Recent Developments, page 2

1.   Please reconcile the second sentence and the added third sentence of the fourth paragraph. If you have filed the required documents with the FDA regarding a second 501(k) clearance, it is unclear what "laboratory testing" remains to be done before FDA submission. Also (1) ensure that your disclosure regarding the status of your FDA submissions and remaining steps before you begin marketing your product is current and consistent throughout your document, including on pages 49 and 58, and (2) clarify in your prospectus the date of your most recent application for 510(k) clearance.

Intellectual Property, page 54

2.   Please tell us why you deleted your disclosure in the second paragraph regarding the company excluded from the exclusivity granted by your software developer given your competition disclosure on page 53 regarding that company.

Manufacturing and Suppliers, page 60

3.   Please reconcile your disclosure in the second paragraph with your disclosure on page 24 of your Form 10-K for the fiscal year ended December 31, 2016, which identifies a manufacturer that you "have started working with for contract manufacturing." Also, provide us your analysis of whether any agreements with the manufacturer should be filed as exhibits to your registration statement.

Executive Compensation, page 64

4.   Please update your compensation disclosure to include information for your last completed fiscal year: the year ended March 31, 2017.

Related Party Transactions, page 70

5.   Please tell us why you removed the disclosure regarding the transactions that occurred in 2014. See Instruction 1 to Item 404 of Regulation S-K.

Item 15: Recent Sales of Unregistered Securities, page II-4

6.   Please ensure that your disclosure regarding your securities issuances is consistent throughout your registration statement. For example, we note your disclosures on pages 3 and II-6. Also, please show us (1) how the information in this section of your registration statement can be used to bridge your disclosure regarding the number of shares outstanding as of December 31, 2016 on page F-4 with the disclosure on page 69 regarding the number outstanding on March 27, 2017 and (2) how the information regarding warrants on pages 5 and F-18 is reconcilable.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Ference Kesner LLP